UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building D, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - Kingsoft Cloud Announces Unaudited Second Quarter 2025 Financial Results
99.2	Press Release - Kingsoft Cloud Announces Senior Management Changes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: August 20, 2025	By:	/s/ Tao Zou
		Name:	Tao Zou
		Title:	Vice Chairman of the Board, Executive Director, and acting Chief Executive Officer